CENTERBOARD SECURITIES, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2024

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68593

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centerboard Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9430 Research Blvd #120
(No. and Street)

Austin	TX	78759
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lee Eichen	(646) 442-8700	lee.eichen@centerboardsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Eichen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centerboard Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ashley Renee Guerra
My Commission Expires
11/16/2026
Notary ID131601453

Signature:

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Centerboard Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Centerboard Securities, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Centerboard Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Centerboard Securities, LLC 's management. My responsibility is to express an opinion on Centerboard Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Centerboard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Centerboard Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Centerboard Securities, LLC 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Centerboard Securities, LLC's auditor since 2012.
Tarzana, California
January 10, 2025

Centerboard Securities, LLC
Statement of Financial Condition
As of December 31, 2024

		Dec 31, 24
ASSETS		
Current Assets		
Checking/Savings		
Centerboard Securities-Checking		356,409.37
Total Checking/Savings		356,409.37
Total Current Assets		356,409.37
Other Assets		
Deposit-FINRA		1,113.29
Total Other Assets		1,113.29
TOTAL ASSETS		357,522.66
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities Accounts		
Payable		
Accounts Payable		16,794.15
Total Accounts Payable		16,794.15
Total Current Liabilities		16,794.15
Long Term Liabilities		
Due to Related Party-CB Grp		17,700.00
Total Long Term Liabilities		17,700.00
Total Liabilities		34,494.15
Equity		
Class A Equity		
Member Draws-Eichen	(1,199,000.00)	
Member Draws-Maloney	(1,199,000.00)	
Member Equity-Eichen	45,000.00	
Member Equity-Maloney	45,000.00	
Retained Earnings	2,658,514.39	
Total Class A Equity		350,514.39
Net Income		(27,485.88)
Total Equity		323,028.51
TOTAL LIABILITIES & EQUITY		357,522.66

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Operations
For the year ended December 31, 2024

		Jan - Dec 24
Ordinary Income/Expense		
Income		
Income		163,023.88
Total Income		163,023.88
Expense		
Independent Contractor Fees		33,635.12
Registered Rep Fees		106,554.15
Office Expenses		
Rent	11,700.00	
Telephone	3,600.00	
Office Supplies	1,800.00	
Cleaning	600.00	
Total Office Expenses		17,700.00
Professional Fees		28,450.00
Email Archiving		215.99
Bank Service Charges		63.74
Regulatory Expense		3,890.76
Total Expense		190,509.76
Net Ordinary Income		(27,485.88)
Net Income		(27,485.88)

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2024

	Beginning Capital	Additions/ (Subtractions)	Total Members' Equity
Beginning balance January 1, 2024	$ 350,514	$ -	$ 350,514
Net loss	(27,486)		(27,486)
Ending balance December 31, 2024	$ 323,028	$ -	$ 323,028

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(27,486)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in:		
Prepaid expenses		-
Other assets		(391)
Increase (decrease) in:		
Accounts payable		7,797
Other Liabilities		17,700
Total adjustments		25,106
Net cash used in operating activities		(2,380)
Increase/(Decrease) in cash		(2,380)
Cash-beginning of period		358,789
Cash-end of period	$	356,409
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Notes to Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Centerboard Securities, LLC, (the "Company"), was formed in March, 2010, in the State of Delaware as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on October 25, 2011. The Company is authorized to engage in private placements of securities, mergers and acquisitions advisory, and acting in an advisory capacity for the structuring, organization and pricing of best efforts underwritings. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

One Customer Accounted for 100% of the Company’s revenue for year ended December 31, 2024.

Management has reviewed the results of operations for the period of time from its year end December 31, 2024 through January 10, 2025 the date the financials statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2021, 2022 and 2023.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market takes place in the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)
>
> The Company does not have any investments during the current reporting period ending December 31, 2024.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 31, 2023.

Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the company has only one reportable segment.

Note 2: ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 3: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024 the Company had net capital of $321,916 which was $316,916 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $34,494 to net capital was 0.11 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dea1er.

Note 4: RELATED PARTY

The Company has an expense sharing agreement with its affiliate to share monthly overhead costs beginning in April, 2011 including rent, telephone, and office supplies. The total amount accrued in expense sharing for the year ended December 31, 2024 was $17,700.

Note 5: LEASE ACCOUNTING STANDARDS

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its related party.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation or other legal action that would require disclosure during year ended December 31, 2024.

Centerboard Securities, LLC
Statement of Net Capital
For the year ended December 31, 2024

Schedule I

	Focus 12/31/24	Audit 12/31/24	Change
Members' equity, December 31, 2024	$ 323,029	$ 323,029	$ -
Subtract - Non allowable assets:			
Other assets	1,113	1,113	-
Tentative net capital	321,916	321,916	-
Haircuts	0	0	-
NET CAPITAL	321,916	321,916	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 316,916	$ 316,916	-
Aggregate indebtedness	34,494	34,494	-
Ratio of aggregate indebtedness to net capital	0.11	0.11	

There were no reported differences between the audit and Focus at December 31, 2024.

Schedule II

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (e)
DECEMBER 31, 2024

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a “non-covered” firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2024.

Schedule III

INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b)
DECEMBER 31, 2024

The Company has not possession or control obligations under SEC 15c3-3(b) because it is a “non-covered” firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the year ended December 31, 2024.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Centerboard Securities, LLC
Austin, Texas

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Centerboard Securities, LLC, stated that Centerboard Securities, LLC's, business activities are limited to providing mergers and acquisitions advisory services, private placements of securities, and act in an advisory capacity for the structuring, organization, and pricing of best-efforts underwritings activities. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) and that Centerboard Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Centerboard Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. Centerboard Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerboard Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 10, 2025

<u>Assertions Regarding Exemption Provisions</u>

We, as members of management of Centerboard Securities, LLC, ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to providing mergers and acquisitions advisory services, private placement of securities and acting in an advisory capacity for the structuring, organization and pricing of best efforts underwritings. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2024.

CENTERBOARD SECURITIES, LLC

By:

____
Lee Eichen, Managing Director

____________January 10, 2025_______________